Exhibit 99.3.
KB Financial Group Inc.
Non-Consolidated Statements of Appropriation of Retained Earnings
For the year ended December 31, 2009,
and for the period from September 29, 2008 to December 31, 2008
(Date of appropriation for 2009: March 26, 2010)
(Date of appropriation for 2008: March 27, 2009)

(in millions of Korean won)	2009		2008
Unappropriated retained earnings
Balance at the beginning of year	~~W~~	1,741	~~W~~	—
Changes in retained earnings of equity method investments		6,972		19,014
Net income		539,818		611,927

		548,531		630,941

Appropriation of retained earnings
Legal reserve		53,982		61,200
Voluntary reserve		414,000		568,000
Cash dividends (Dividends per common share: ~~W~~230 (4.60%) in 2009)		78,897		—

		546,879		629,200

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	1,652	~~W~~	1,741